VALERO ENERGY CORPORATION
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

May 11, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Shannon

Re:    Valero Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Commission File No. 1-13175

Ladies and Gentlemen:

On behalf of Valero Energy Corporation (“Valero”), set forth below are Valero’s responses to the comments included in the April 7, 2011 letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the referenced Form 10-K (the “2010 Form 10-K”). As used in this letter, the terms “we,” “us,” or “our” also refer to Valero.

For ease of reference, the comments have been repeated below with the responses set forth underneath.

Financial Statements, page 55

Note 7: Property, Plant and Equipment, page 79

1.
We note in response to prior comment two that you utilize the composite method of depreciation, which entails fourteen separate crude oil processing facility composite groups. We also note in your response that your composite groups contain additions with significantly different purchase prices. It appears that your refineries consist of many significant components and have received substantial capital investment over the years. These factors could be an indication that your refineries contain a wide variety of assets, with significantly different useful lives. To help us better understand the basis for your accounting, please:

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

Mark Shannon
United States Securities and Exchange Commission
May 11, 2011

•
Explain how you concluded each of your crude oil processing facilities consists of sufficiently homogeneous assets for the purpose of applying composite depreciation rates. Your response should address the significant factors you considered in your conclusions including, but not limited to, purchase price, useful lives, nature of the asset, etc.;

•
Identify for us any significant assets or groups of similar assets, currently recorded in your financial statements, where the actual useful life is significantly greater or less than its composite group useful life. Tell us the useful life for each identified asset or group of similar assets and the useful life of the composite group to which it belongs; and

•
Tell us in detail how you concluded that the composite groups you have assigned result in depreciation expense for each year within an identifiable (i.e., specific year) composite group’s useful life that does not significantly vary from depreciation expense computed based upon the actual useful life of individual assets.

Refer to ASC 360-10-35-2 through 35-4 for guidance.

Our refineries, which we refer to as “crude oil processing facilities” in Note 7 to the consolidated financial statements included in our 2010 Form 10-K, are composed of a series of interconnected, integrated and interdependent processing units that have similar useful lives. We currently have no significant assets or groups of similar assets where the actual useful lives are significantly greater or less than the composite group useful lives. We review the useful lives of all property additions when the additions are placed in service to ensure that the composite group lives being utilized are not required to be revised due to such additions. As described further in the following response, no revisions to composite group lives have been required in the past because the range of estimated useful lives of all additions (25 to 30 years) encompasses the composite group lives being utilized. Our application of the composite method of depreciation is also described below.

Homogeneous Assets
We maintain a separate crude oil processing facility composite group for each of our 14 refinery sites, resulting in 14 separate crude oil processing facilities composite groups. Each composite group contains the individual processing units that compose that particular refinery. We have aggregated the processing units of each refinery into one composite group because these units are homogeneous with respect to their operation, their useful lives and their location, as discussed below.

•
Operation. A refinery is composed of interconnected, integrated and interdependent processing units. Hydrocarbons leave one unit and enter another, with each unit changing the molecular composition of the hydrocarbon until the desired end product is created. While each unit can be individually identified, the economic usefulness of the unit is based on its contribution to the refinery complex as a whole. While each unit within the

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

Mark Shannon
United States Securities and Exchange Commission
May 11, 2011

refinery performs a specific distillation process, the basic design and processes used (temperature, pressure, catalytic reaction, etc.) are similar. Construction materials (carbon and stainless steel, pressure vessels, distillate trays, piping, etc.) and construction design (using standard engineering specifications) are also similar for each unit, with each unit having a useful life that is comparable to that of other units. Therefore, we believe that the units are operationally homogeneous.

•
Useful Lives. We initially established the estimated useful lives of our refineries at the time we acquired them. We also assess the continuing reasonableness of those lives for succeeding reporting periods based on many factors, including the present condition of the individual processing units comprising the refinery complex, the manner in which we design and build new units, and our repair and maintenance practices. In addition, we also benchmark our estimated useful lives to those used by our peers to ensure that they are reasonable. Each of these considerations is described below.

◦
Initial Estimates of Useful Lives of Composite Groups. We initially established the estimated useful lives of each of our 14 refinery composite groups at the time we acquired the related refinery and these estimates ranged from 25 to 30 years. In forming our estimates, we evaluated the nature of each refinery’s operations, its history, age, condition, and other factors that we considered relevant at the time. Our estimates were also based on our understanding that most refineries operating today have operated for well over 40 years and that those refineries contain operating units or major pieces of operating units that are also more than 40 years old. We believe, therefore, that an estimated composite group useful life of 25 to 30 years is reasonable. In addition, our estimated composite group useful lives were corroborated by independent certified appraisers.

◦
Useful Lives of New Additions. Over the years, we have added new units to our refineries generally to increase overall refinery throughput capacity or to comply with applicable regulatory requirements. These additions, however, have not resulted in the obsolescence or retirement of existing units, and the existing units generally continue to perform the function for which they were built and remain integral to the overall crude oil conversion process. When we add new units, we estimate their useful lives based on our understanding of the manner in which they are designed. As noted in the memorandum attached to this letter from Guy Young, Vice President of Reliability at Valero, a certified engineer with 30 years of refining industry experience, Valero designs all of its new additions with a useful life that is within the range of the composite group life of 25 to 30 years. Following is an excerpt from that memorandum reflecting Mr. Young’s professional opinion as to the estimated useful lives of the significant additions to our crude oil processing facilities in 2010:

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

Mark Shannon
United States Securities and Exchange Commission
May 11, 2011

Estimated
Useful Lives
Flue gas scrubber - Benicia Refinery	25 - 30 years
FCCU modifications - Memphis Refinery	25 - 30 years
Crude vacuum expansion - St. Charles Refinery	25 - 30 years
MSAT II refinery splitter - Port Arthur Refinery	25 - 30 years
MSAT II project - Corpus Christi East Refinery	25 - 30 years
MSAT II benzene project - Memphis Refinery	25 - 30 years

Mr. Young states in his memorandum that Valero uses industry accepted specifications, design standards and practices. The industry standards and specifications primarily followed are provided by Shell Global Solutions, including Shell Engineering Guide 2 EG-1, Selection of Materials of Construction. Those standards indicate that a unit design life should be designated as a basic premise at the start of a project, and the standards indicate that it is not practical or economical to design a unit with a life that is less than the specified plant (refinery) design life, which is normally considered to be in excess of 20 years. In addition, the operational lives of these new units have not been limited by the remaining operational lives of the existing units because we regularly repair and maintain our refineries. Therefore, because the estimated useful lives of our additions are consistent with the composite group life, none of our refineries contains units or any significant classes or types of assets whose useful lives are significantly greater or less than the group life of the refinery.

It should be noted that the downstream refining business is typically a low-margin business that requires significant capital investment. It is a highly-regulated industry that incurs significant capital costs to comply with safety and regulatory requirements of local, state, and federal agencies. As such, the refining business has historically generated limited cash flows for its owners, and previous owners have sold many of their refineries over the last ten to 15 years in order to focus on more profitable businesses. Because of this environment, refinery valuations over this period have been substantially less than the replacement cost of a new refinery. Valero acquired all of its refineries through business acquisitions, except for the Corpus Christi West Refinery, and the book values of our refineries are based on the fair values of the businesses when acquired, which was significantly less than replacement cost. Therefore, one cannot evaluate the operational significance of a new unit to a refinery by comparing the cost of that new unit to the refinery’s historical book value. A relationship cannot be made between dollar significance of the addition and its operational significance to the refinery or its useful life. As such, purchase price is not a factor in the determination of useful lives for refineries.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

Mark Shannon
United States Securities and Exchange Commission
May 11, 2011

◦
Repair and Maintenance Practices. We regularly repair and maintain our refineries to ensure that they operate in a safe and reliable manner. This repair and maintenance program also ensures that the units operate for their estimated useful lives. We expense our repair and maintenance costs as incurred, except for costs incurred in connection with planned major maintenance activities performed during refinery turnarounds. We expensed $508 million in repair and maintenance costs during the year ended December 31, 2010. These costs are included in “Operating expenses - Refining” in our consolidated statement of income.

◦
Estimated Useful Lives Consistent with Peers. We review the estimated useful lives of refineries owned and operated by our peers to benchmark the reasonableness of our estimates. In connection with this process, we noted that many registrants in our industry, including ConocoPhillips, ExxonMobil Corporation, and Holly Corporation, depreciate their refineries over 25 years. Therefore, we concluded that our estimates remain reasonable.

•
Location. We established a composite group for each refinery because each refinery is unique with respect to the age of its processing units, the manner in which those processing units are configured, the types of crude oil those units are capable of processing, and the refinery’s physical location. We consider (i) how long particular units can continue providing service based on historical maintenance and our expectations of future maintenance, (ii) our expectations regarding the remaining useful lives of particular units after considering their functions within the particular refinery and how much longer such functions will be required, and (iii) our expectation of future additions. We also consider factors impacted by the refinery’s physical location, including access to crude oil supplies and other support infrastructure, such as crude oil and refined products pipelines. Our refineries will continue to be maintained and remain operational over their estimated useful lives.

Reasonableness of Depreciation Expense
ASC 360-10-35-4 requires that a company depreciate a tangible asset over the asset’s estimated useful life in a systematic and rational manner. It does not specify the use of a particular method nor does it require the results from acceptable methods to be the same. The assets within our refineries have homogeneous useful lives that reasonably range from 25 to 30 years. As such, we depreciate our refinery assets over their estimated useful lives utilizing the composite method of depreciation. In doing so, we apply the composite depreciation rate to the gross historical cost of the assets in the group. Each addition is reviewed when transferred to “property in service” to ensure that the range of the addition’s estimated useful life is consistent with the group composite life being utilized. Vintage-year composite gross dollars for units that continue to provide service beyond their original useful lives are removed from the composite group, along with related accumulated depreciation,

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

Mark Shannon
United States Securities and Exchange Commission
May 11, 2011

and are no longer depreciated to ensure that the gross value used to calculate depreciation is not overstated (i.e., vintage-year dollars will not result in a negative net book value).

An asset that is retired prior to the end of its useful life is reviewed to determine if the retirement indicates that the estimated useful life of the related composite group should be revised. To date, all retirements have been insignificant and provide evidence of the reasonableness of the composite life currently being utilized. While no gains or losses are recognized on normal retirements when this technique is used, we recognize gains or losses in income for retirements considered to be material or abnormal prior to the end of their useful lives.

It should be noted that the composite method of depreciation is a common method used by others in the refining industry, including Alon Refining Krotz Springs, Inc., Murphy Oil Corporation, and Calumet Specialty Products Partners, LP. Based on the factors described above, we believe the depreciation expense calculated under our composite method is systematic and rational.

2.
Please explain to us why the appraisals referred to in your response provide an accurate “weighted-average depreciation rate.” As part of your response to this comment, address any factors that could limit the reliability of the appraisals, including the age of the appraisals, the purpose and scope for which the appraisals were initially prepared, any significant changes in technology or regulation related to the types of assets that you currently capitalize, any significant expansions and upgrades of your refineries since the appraisals were prepared, and any significant additions to capital expenditures that could produce a different weighting of the useful lives when compared to the useful lives produced by the appraisals.

As part of the due diligence process carried out at the time we acquired our refineries, our internal engineers visited each of the refineries and discussed the nature of each refinery’s operations, its history, age, condition, and other relevant factors with local operations personnel. In addition, they considered the expected useful life of each unit, its age, recent turnarounds and major overhaul schedules, and recent and projected maintenance and revenue-enhancing capital expenditures. Independent certified appraisers provided us with corroborating evidence that our estimated useful lives for our refineries were reasonable. The appraisers analyzed the fixed asset listings of the refineries to gain an understanding of the nature, age, scope, location and magnitude of the assets. They also considered information on the specification of the units, process flow diagrams, unit configurations, and other operating attributes for each refinery. Because of the information gathered by our internal engineers as a result of their diligence process and our understanding of the work performed by the appraisers (which utilized their own independent engineers), we found the conclusions reached by the appraisers to be reasonable. Valero acquired all but one of its refineries in business acquisitions, and those acquisitions occurred between 1998 and 2005. The

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

Mark Shannon
United States Securities and Exchange Commission
May 11, 2011

appraisals, therefore, date to the same period.

We believe the estimated useful lives established for our refineries continue to be reasonable because we have repaired and maintained our refineries in such a manner to reasonably ensure the usefulness of the units of the refineries. In addition, the useful lives of our new property additions fall within the range of the lives of the existing units and, therefore, do not significantly affect the useful lives of the refinery composite groups.

3.
For each of the significant additions identified in your response, please make a determination of its actual useful life and provide us the underlying analysis. By analogy, address in detail the relevant factors of ASC 350-30-35-3. As part of your analysis, (i) highlight any areas of significant judgment, (ii) include a schedule of anticipated repairs and maintenance, capitalize expenditures, and deferrable costs, for the lives of each asset, and (iii) identify any comparable assets that you have recorded prior to 2010 and explain to us how your experience with these assets factored into your current determination of useful lives. In addition, given the size of these significant additions, please tell us whether you considered separately depreciating any components of the individual additions.

In response to this comment, we refer the Staff to our response to the first comment in this letter regarding the factors we use in our determination of the estimated useful lives of the additions to our refineries and the table showing the actual useful life of certain significant 2010 property additions. We believe this response addresses the applicable factors outlined in ASC 350-30-35-3. Our response also addresses matters regarding repairs and maintenance, including deferred major maintenance, and capital expenditures; however, we supplementally inform the Staff, as follows:

•
We do not maintain a schedule of anticipated repairs and maintenance covering the life of the asset, except for a general schedule of expected major maintenance (i.e., refinery turnarounds). All other repairs and maintenance occur in connection with prudent maintenance practices, actual equipment failures or the prevention of anticipated failures, and such amounts are expensed as incurred.

•
We maintain a list of anticipated capital expenditures that forms the basis for the disclosures we make in our filings with the Commission regarding expected future expenditures. We regularly provide the details of the significant projects included in our capital expenditures budget to the public, and we furnish that information to the Commission on Form 8-K. We refer the Staff to Exhibit 99.01 furnished to the Commission in our Form 8-K filed on March 28, 2011.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

Mark Shannon
United States Securities and Exchange Commission
May 11, 2011

•
We refer the Staff to the memorandum attached to this letter from Mr. Young wherein he provides his professional opinion as to the estimated useful lives of the significant additions to our crude oil processing facilities in 2010.

•
As discussed in our response to the Staff’s first comment in this letter, the size of the additions appear to be significant when compared to the historical cost of the refinery. The reason for such apparent cost disparity is that current-year additions are recorded at full cost versus the original purchase of the refinery, which was a fraction of its replacement cost. Given the homogeneous nature of the operations of our refineries to which all our additions relate and that the estimated useful lives of our additions fall within the overall composite group life, we are not separately depreciating individual additions.

4.
Please tell us how you considered including a discussion of the significant judgments made in assigning your composite groups and the composite depreciation rates applied as contemplated in SEC Release 33-8350.

We considered the concepts outlined in SEC Release 33-8350 that address a company’s determination of whether its estimates or assumptions are material due to the level of subjectivity and judgment for highly uncertain matters or the susceptibility of such matters to change. We did not consider the estimate of useful lives to be a significant judgment or estimate because our estimates are consistent with those used by our peers, we have the intent and ability to properly repair and maintain our assets to ensure they meet their estimated useful lives, and we fully disclosed our depreciation method and the estimated useful lives in the notes to our consolidated financial statements.

Upon review of our peers’ filings with the Commission, we noted that some, but not all, included a discussion of useful lives as a critical accounting estimate. Considering the Staff’s comment, we have disclosed this item as a critical accounting estimate and have included a discussion of the significant judgments made in determining estimated useful lives in our Form 10-Q for the quarter ended March 31, 2011, which was filed with the Commission on May 9, 2011.

5.
We note disclosure on your website that you invested approximately $525 million in the flue gas scrubber located on your Benicia Refinery. Please clarify for us the difference between this amount and the $712 million provided in your response.

As disclosed on our website, we invested approximately $525 million to build a state-of-the-art flue-gas scrubber at our Benicia Refinery that is expected to reduce sulfur dioxide emissions by 95 percent and nitrogen oxide emissions by 55 percent annually. We supplementally inform the Staff that the “flue gas scrubber project,” which is the name of the project reflected in our accounting records, consisted of two significant units - the addition of the new scrubber and the construction of two high efficiency furnaces. The difference of

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

Mark Shannon
United States Securities and Exchange Commission
May 11, 2011

$187 million between the $712 million addition reflected in our letter to the Staff dated March 23, 2011 and the $525 million disclosed on our website is attributed to the furnaces. The furnace additions did not result in sulfur dioxide or nitrogen oxide emission reductions, and therefore, were excluded from the discussion.

6.
Please tell us whether any items capitalized as capital expenditures are similarly capitalized as deferred turnaround or catalyst costs. If so, provide us details of these assets and clarify the basis for capitalizing them both as an asset and deferred cost.

On a periodic basis, the units of a refinery require scheduled major maintenance (i.e., a turnaround), which generally cannot be performed while the unit is operating. Each unit is closely monitored over time and detailed turnaround plans are made for each unit as necessary. Turnarounds are intended to restore the unit’s mechanical integrity, process efficiency, and product yield performance. It is our policy to require the review of the turnaround work plan to ensure that assets that should be capitalized as property, plant and equipment are excluded, and ordinary routine maintenance work and work which qualifies to be expensed is not considered turnaround work. We do not, therefore, capitalize items as both capital expenditures and deferred turnaround or catalyst costs, nor do we capitalize repair and maintenance costs, which are expensed as incurred.

Closing Comments

We have responded to the Staff’s comments as fully and completely as we are able, and we believe that those comments are adequately addressed. However, should the Staff require clarification regarding any of our responses, we would request a telephone conference with you. Please contact Mike Ciskowski at (210) 345-2146 or Clay Killinger at (210) 345-2325.

Very truly yours,

/s/ Michael S. Ciskowski
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

cc:    Clayton E. Killinger, Senior Vice President and Controller
Jay D. Browning, Senior Vice President - Corporate Law
and Secretary

Attachments

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

Interoffice Memorandum

Date:	April 26, 2011

To:	Mike Ciskowski - Executive Vice President & Chief Financial Officer
Clay Killinger - Senior Vice President & Controller

From:	Guy Young - Vice President Reliability

Subject:	Estimated Useful Lives of Refinery Additions

In response to the SEC’s request for information on estimated useful lives for significant 2010 additions to Valero’s crude oil processing facilities, I offer the following professional and engineering opinion.
As a general guideline, new capital equipment and process units are engineered for a specific design life. Valero uses industry accepted specifications, design standards and practices in these efforts. The industry standards and specifications that Valero primarily follows are provided by Shell Global Solutions, including Shell Engineering Guide 2 EG-1, Selection of Materials of Construction, which Valero uses for its new capital assets design standards. Shell 2 EG-1, Selection of Materials of Construction, provides the following guidance:

•	Plant design life should be designated as a basic premise at the start of a project.

•	It is not usually practical or economical to specify equipment with a design life that is less than the specified plant design life.

•	Plant design life is normally specified as “indefinite” in engineering terms, or 20+ years.
In practice, design life really only enters into the engineering realm when specifying wall thicknesses for pressure vessels (which is just one equipment type out of many in a typical process unit). Based on the design operating conditions, general metal corrosion rates are estimated and additional metal thickness is designed into the wall thickness required for pressure containment. For example, a vessel that is predicted to corrode 5 mils (5/1000 inch) per year, a corrosion allowance of 100 mils, or 1/10 inch, is added to the required wall thickness to ensure the vessel will last at least 20 years with normal corrosion. When safety and maintenance factors are taken into account, a 25 - 30 year useful life is a very reasonable expectation.
For support equipment commonly found in process units, such as pumps, compressors, electrical gear, instruments, piping, structures, and foundations, design lives are also achievable with the maintenance practices typically employed in refineries.

1

I have confirmed with the Project Execution Department that the design life premise for the 2010 unit additions is consistent with Shell Engineering Guide 2 EG-1 and/or other applicable industry accepted specifications, design standards and practices. (See Attachment 1 to this memorandum.) The estimate of useful lives for the six significant 2010 additions to Valero's crude oil processing facilities is shown in the table below. Based on over 30 years of professional and engineering experience, I believe these estimates to be reasonable.

Significant 2010 Additions to Crude Oil Processing Facilities	Amount	Estimated Useful Life of Addition	Estimated Useful Life of Related Composite Group	Composite Group Life Within Range of Estimated Useful Life?
Benicia flue gas scrubber	$712 MM	25 - 30 years	26 years	Yes
Memphis FCCU modifications	$224 MM	25 - 30 years	25 years	Yes
St. Charles crude vacuum	$103 MM	25 - 30 years	29 years	Yes
Port Arthur MSAT II refinery splitter	$57 MM	25 - 30 years	30 years	Yes
Corpus Christi MSAT II project	$55 MM	25 - 30 years	28 years	Yes
Memphis MSAT II benzene project	$55 MM	25 - 30 years	25 years	Yes
As depicted in the chart above, the estimated useful lives of the composite group fall within the range of the estimated useful life for each addition. From an investment standpoint, Valero consistently constructs new units with a 25 - 30 year useful life and maintains its refinery facilities such that at any point in time, the entire refining composite group will have a useful life of 25 - 30 years. This is the case because routine and turnaround maintenance is performed to keep the existing process units in a safe and reliable condition at all times. This was further confirmed by the third-party appraisal engineers’ estimates of the remaining useful lives when the assets were acquired.
Another way to look at this is the history of refinery closures. I am not aware of any refineries that have closed over the last few decades that have done so because the assets reached the end of their useful lives. They have closed because of the economic or environmental realities they faced. It is not at all uncommon to see these retired units sold and reused in another facility, which illustrates that these assets still have remaining useful lives.

2

ATTACHMENT 1

Interoffice Memorandum

Date:	April 26, 2011

To:	Guy Young - Vice President Reliability

From:	Tony Jones - Senior Vice President Project Execution

Subject:	Estimated Useful Lives of Refinery Additions

In connection with your opinion regarding the Estimated Useful Lives of Refinery Additions in response to the SEC’s request for information on estimated useful lives for significant 2010 additions to Valero’s crude oil processing facilities, I confirm that the design specifications for each of the 2010 additions identified in your letter are consistent with industry accepted specifications, design standards and practices. The industry standards and specifications that Valero primarily follows are provided by Shell Global Solutions, including Shell Engineering Guide 2 EG-1, Selection of Materials of Construction. In general, these specifications provide corrosion allowance tolerances for piping and major mechanical equipment based on a 20 - 30 year life expectancy.
Valero also follows other specific industry standards when applicable, including, without limitation, ASTM standards, API standards, National Electric Code standards, OSHA requirements, and Uniform Building Codes.